File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	✓	Form 40-F	.

     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	✓	.

     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                .]

(This Form 6-K has 30 pages, Exhibit index is on page 2)

EXHIBIT INDEX

EXHIBIT INDEX

Exhibit Title	Page

A. Macronix Monthly Sales Report — January 2003	3
B. Regulated Announcement for the month of January 2003	4-5
C. Press release for the month of January 2003	6-12
D. 4Q’02 Investor Conference Presentation Materials	13-29

MACRONIX INTERNATIONAL CO., LTD.
For the month of January 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2003.

1)	Sales volume (NT$ : Thousand)

Time	Item	2003	2002	Changes	(%)

January	Invoice amount	1,045,271	942,160	+103,111	+10.94%
January	Net Sales	1,034,693	903,142	+131,551	+14.57%

2)	Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of
	January 2003 end	December 2002 end	Limit of lending

MXIC	0	0	7,382,554
MXIC’s subsidiaries	1,109,760	1,109,760	7,382,554

3)	Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	January	Bal. As of period end

MXIC	14,765,108	0	3,724,632
MXIC’s subsidiaries	3,081,001	0	0
MXIC endorses for subsidiaries		0	3,606,720
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

4)	Financial derivatives transactions (NT$ : Million)

4-1 Hedging purpose

For assets / liabilities denominated
in foreign currencies		For the position of floating rate liabilities

Underlying assets / liabilities	69	Underlying assets / liabilities	0
Financial instruments	2,3,4,5	Financial instruments	5
Realized profit (loss)	10	Realized profit (loss)	0

Financial instruments : 1. Future 2. Option 3. Forward contracts 4. Interest rate swap 5. Others

4-2 Trading purpose: None.

MACRONIX INTERNATIONAL CO., LTD.
For the month of January 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of January 2003.

1)	The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of shares
		held when elected
		(for Directors,
		Supervisors and
		Executive Officers)		Number of shares
		or as April 19,	Number of shares	held as
		2001 (for 10%	held as	January 31,
Title	Name	shareholders)	December 31, 2002	2003	Changes

Executive Director	H.C. Chen *	5,568,281	4,329,971	4,328,906	-1,065

*	Nominees of Hung Chih Investment Corporation.

2)	The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None.

3)	Outstanding units and shares of ADR :

Outstanding of	Outstanding of	Outstanding of	Outstanding of
units on December	shares on December	units on January	shares on January
31, 2002	31, 2002	31, 2003	31, 2003

1,683,898.3	16,838,983	1,597,775.3	15,977,753

4)	Outstanding amount of Convertible Bonds

		Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Conversion Price	on December 31, 2002	on January 31, 2003

0% Convertible Bonds Due 2003	NT$23.4226	US$80,000,000	US$80,000,000
1% Convertible Bonds Due 2005	NT$41.3505	US$72,097,000	US$295,000
0.5% Convertible Bonds Due 2007	NT$28.4727	US$169,224,000	US$169,224,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of January 2003

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of January 2003.

1)	The acquisition of assets:

1-1 Bond

		Trade Quantity	Purchase Price
Date	Description of assets	(Denomination)	(Per denomination)	Trade Amount

2003/1/28	1% Convertible Bonds Due 2005	60,982	US$1,220	US$74,389,040

1-2 Fund

		Trade Quantity	Purchase Price
Date	Description of assets	(Unit)	(Per Unit)	Trade Amount (NT$)

2003/01/02	President James Bond Fund	13,749,200.8	14.5463	200,000,000
2003/01/02	Ta Chong Bond Fund	12,244,398.2	12.2505	150,000,000
2003/01/02	ABN AMRO Bond Fund	10,536,593.59	14.2361	150,000,000
2003/01/02	Prudential Bond Fund	13,665,029.1	14.6359	200,000,000
2003/01/02	Sheng Hua 1699 Bond Fund	8,584,133.09	11.6494	100,000,000
2003/01/02	The First Global Investment Trust Wan Tai Bond Fund	11,346,788.1	13.2196	150,000,000
2003/01/03	The First Global Investment Trust Wan Tai Bond Fund	11,346,101.5	13.2204	150,000,000
2003/01/03	HSBC NTD Money management Fund	14,220,604.2	14.0641	200,000,000

2)	The disposition of assets :

2-1 Fund

			Sale Price
		Trade Quantity	(Per Unit)
Date	Description of assets	(Unit)	(NT$)	Trade Amount (NT$)	Income / (Loss) (NT$)

2003/01/17	HSBC NTD Money management Fund	14,220,604.2	14.0734	200,132,251	132,251
2003/01/17	The First Global Investment Trust Wan Tai Bond Fund	22,692,889.6	13.2299	300,224,660	224,660
2003/01/28	ABN AMRO Bond Fund	10,536,593.59	14.2549	150,198,088	198,088
2003/01/28	Prudential Bond Fund	13,665,029.1	14.6591	200,317,028	317,028
2003/01/28	Sheng Hua 1699 Bond Fund	8,584,133.09	11.6683	100,162,240	162.240

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2003/1/27

MXIC Reports Fourth Quarter and 2002 Financial Results

Hsin-Chu, Taiwan, R.O.C. (January 27, 2002) Macronix International Co., Ltd. (TAIEX: 2337; NASDAQ: MXICY) today announced unaudited financial results for the fourth quarter and year ended December 31, 2002.

The Fourth Quarter Results

Net sales revenue was NT$4,673million, flat sequentially but up 8% year-over-year. Gross profit was -NT$304 million, slightly worse than gross profit of 3Q 2002 due to the product mix. Operating expenses were kept at NT$1,490 million; similar to the previous quarter. Operating income came at -NT$1,794 million; compared to the previous quarter of -NT$1,525 million. Net income was
-NT$2,024 million; a slightly improvement from both -NT$2,149 million in the previous quarter and -NT$2,877 million in the fourth quarter of 2001. EPS were -NT$0.55; slightly better than -NT$0.59 in the previous quarter and -NT$0.99 in the fourth quarter of 2001.

Flash Revenue Increased 31 % QoQ, While Mask ROM Experienced a Weaker than Expected Christmas Sales

Mask ROM experienced a weaker than expected Christmas sales and accounted for 45% of total sales, down from 51% in 3Q 2002. Net sales of Mask ROM were down 12% sequentially; Flash products accounted for 34% of total sales; compared to 26% in 3Q 2002 and 15% in 4Q 2001. Net sales of Flash products increased 31% sequentially; due mainly to shipment of higher density products such as 16Mb, 32Mb and 64Mb which collectively accounted for over 50% of Flash sales. Multimedia products accounted for 15% of total sales, compared to 14% in 3Q 2002 and 11% in 4Q 2001. Net sales of the multimedia products increased by 7% sequentially; System-on-Chip products accounted for 3% of total sales, compared to 5% in 3Q 2002 and 9% in 4Q 2001.

Consumer Electronics Application Business Maintained in the Fourth Quarter

Macronix still maintained major income from the consumer electronics markets. Consumer electronics applications accounted for 77% of total sales; compared to 73% in the previous quarter. This was mainly driven by the seasonal behavior in such segment. Computer & peripherals applications accounted for 14% while communications accounted for 9% of total sales.

Sales of Macronix’s top 10 customers in this quarter accounted for 64% of its total sales; similar to 64% in 3Q 2002. The net sales by customers’ origin were broken down into: 62% to Japan, 26% to Asia, 9% to US and 3% to Europe. Sales to Japanese and Asia customers were increased sequentially by 14 percent and 16 percent respectively.

0.18 um advance technology accounted for 20% of total sales, a consecutive sequential growth in comparison with 10% in 3Q 2002, and compared to only 1% in 4Q 2001.

Macronix’s fab capacity utilization rate was at around 57% in 4Q 2002, down from 65% in 3Q 2002 representing the company’s commitment in control of inventory level.

The 2002 Annual Results.

Due to the facts of weaker market demands and price erosion in non-volatile memory products in 2002, Net sales revenue of 2002 was NT$16,075 million, down 25% compared to NT$21,361 million of 2001. Gross profit was -NT$768 million, representing a -5% gross margin, compared to gross profit of NT$9,791 million of 2001. Operating expense slightly increased to NT$5,694 million, compared to NT$5,534 million of 2001. Net income increased to -NT$11,357 million and compared to Net income of -NT$866 million. Net income per Share were -NT$3.10 compared to Net income per Share of -NT$0.23 in 2001.

Despite Difficult Business Condition, Flash & Logic Shipments Hit New Record

Sales of Multimedia logic and Flash products of 2002 increased 51% and 43% respectively compared to 2001, the units shipments of Multimedia logic and Flash products increased 90% and 107% respectively compared to 2001. Mr. Miin Wu said “We successfully provided valuable integrated solutions to our key customers, not only in non-volatile memory but also expanded to Multimedia logic products.”

Speed Up the Flash Process Technology and Enhanced the Relationship with Mitsubishi

Macronix successfully launched Nbit-based 64 Mb 2 bit/cell memory products in 1H 2002, and 128 Mb in the 4Q 2002.

Macronix also enhanced the technology and business relationship with Mitsubishi, the 0.15 um 128 Mb DINOR Flash targeting cellular phone market started mass production in the 4Q 2002.

The following table a summary of our financial highlights.

Unit: NT$ Million, Except EPS	2002/Q4	2002/Q3	2002	2001

Net Sales Revenue	4,673	4,664	16,075	21,361
Gross Profit	(304)	(37)	(768)	9,791
Gross Margin %	(7%)	(1%)	(5%)	46%
Operating Expenses	(1,490)	(1,488)	(5,694)	(5,534)
Operating Income(Loss)	(1,794)	(1,525)	(6,462)	4,256
Net Non-Operating Income (Loss)	(229)	(624)	(4,896)	(4,206)
Income Before Taxes	(2,024)	(2,149)	(11,357)	51
Income Taxes	0	0	0	(917)
Net Income(Loss)	(2,024)	(2,149)	(11,357)	(866)

EPS(NT$)	(0.55)	(0.59)	(3.10)	(0.23)

For more financial details please refer to our published unaudited financial statements to be released later.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company “believes”, “expects”, “anticipates”, “foresees”, “forecast”, “estimates” or other words or phrase of similar import. Similarly, such statements describe the Company’s business outlook, recent highlights and the projections of capacity expansions. Although the company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain of the risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned “Risk Factors” in the Company’s 2001 Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission on June 28, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Macronix

Macronix International Co., Ltd. (NASDAQ: MXICY and TAIEX: 2337) is an independent designer, producer and supplier of nonvolatile memory products such as Mask ROM, EPROM and Flash, and logic and other application-specific integrated circuit products including system-on-a-chip, or SOC, solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to develop silicon chip solutions that meet their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3700 people worldwide.

Macronix was named by Business Week in June 2001 as one of the top 100 information technology companies worldwide. In addition, Macronix’s president, Miin Wu, was named by Business Week in July 2001 as one of 13 entrepreneurs among 50 “stars” of Asia.

For more information, please visit the company’s website, www.macronix.com

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF OPERATIONS
For the three-month period ended December 31, 2002 and 2001
(Amounts in millions New Taiwan Dollars except per share)

	Year Over Year Comparison					Quarter Over Quarter Comparison
	Three-month Period Ended					Three-month Period Ended

	2002/Q4		2001/Q4		YoY	2002/Q4		2002/Q3		QoQ
	NT$	%	NT$	%	Increase(Decrease)%	NT$	%	NT$	%	Increase(Decrease)%

Net Sales	4,673	100%	4,324	100%	8%	4,673	100%	4,664	100%	0%

Cost of Sales	4,977	107%	3,300	76%	51%	4,977	107%	4,701	101%	6%

Gross Margin	(304)	(7%)	1,024	24%	—	(304)	(7%)	(37)	(1%)	722%

Operating Expenses
Sales Expense	(156)	(3%)	(94)	(2%)	66%	(156)	(3%)	(182)	(4%)	(14%)
Adm. Expense	(345)	(7%)	(305)	(7%)	13%	(345)	(7%)	(325)	(7%)	6%
R&D Expense	(989)	(21%)	(989)	(23%)	(0%)	(989)	(21%)	(981)	(21%)	1%

Total Operating Expense	(1,490)	(32%)	(1,388)	(32%)	7%	(1,490)	(32%)	(1,488)	(32%)	0%

Operating Income(Loss)	(1,794)	(38%)	(364)	(8%)	—	(1,794)	(38%)	(1,525)	(33%)	18%

Net Non-operation Loss	(230)	(5%)	(2,513)	(58%)	(91%)	(230)	(5%)	(624)	(13%)	(63%)
Net Income (Loss) before Tax	(2,024)	(43%)	(2877)	(67%)	(30%)	(2,024)	(43%)	(2,149)	(46%)	(6%)
Income Tax Benefit	0	0%	(457)	(14%)	—	0	0%	0	0%

Net Income(Loss)	(2,024)	(43%)	(3334)	(77%)	(39%)	(2,024)	(43%)	(2,149)	(46%)	(6%)

Net Income (Loss) Per Share	(0.55)		(0.99)			(0.55)		(0.59)

Note *	2002 Q4 financial results are unaudited

*	Total retroactively adjusted weighted average outstanding common shares for 2002 were 3,691 million shares compared with 3,359 million shares for 2001.

MACRONIX INTERNATIONAL CO., LTD.
BALANCE SHEETS
December 31, 2002 and 2001
(Amounts in thousand New Taiwan Dollars)

	December 31, 2002		December 31, 2001

ASSETS	NT$	%	NT$	%

Current assets
Cash and cash equivalents	$7,179,104	11.05	$12,295,159	17.43
Restricted investments-current	3,034,823	4.67	34,000	0.05
Notes receivable (net)	95,947	0.15	67,598	0.10
Accounts receivable (net)	2,319,743	3.57	2,029,500	2.88
Receivable from related parties-net	269,431	0.41	359,520	0.51
Inventories (net)	5,090,063	7.84	7,187,307	10.19
Prepaid expenses	521,581	0.80	562,031	0.80
Other current assets	378,318	0.58	565,270	0.80
Deferred income taxes-current (net)	473,682	0.74	723,620	1.03

Total current assets	19,362,692	29.81	23,824,005	33.77

Long-term equity investments	3,388,474	5.22	3,974,210	5.63

Property, plant, and equipment
Land	598,076	0.92	598,076	0.85
Buildings and facility	18,313,706	28.20	13,361,244	18.94
Production equipment	42,935,570	66.10	41,020,975	58.15
Research and development equipment	1,518,588	2.34	1,216,401	1.72
Transportation equipment	30,263	0.04	30,554	0.04
Office furniture and fixtures	853,924	1.31	852,335	1.21
Leasehold improvements	4,468	0.01	4,468	0.01
Leased equipment	1,750,658	2.70	953,225	1.35

Total property, plant, and equipment	66,005,253	101.62	58,037,278	82.27
Less: Accumulated depreciation	(34,291,327)	(52.80)	(26,365,185)	(37.37)
Add: Construction in progress	27,349	0.04	2,491,523	3.53
Prepayments for equipment	7,499,520	11.55	4,603,724	6.53

Net property, plant, and equipment	39,240,795	60.41	38,767,340	54.96

Intangible assets
Software	407,152	0.63	471,549	0.67
Deferred charges	641,698	0.99	380,033	0.54

Total intangible assets	1,048,850	1.62	851,582	1.21

Other assets
Refundable deposits	49,945	0.08	30,711	0.04
Restricted investments-noncurrent	260,625	0.40	1,721,801	2.44
Deferred income taxes-noncurrent (net)	1,443,463	2.22	1,193,526	1.69
Other assets	157,730	0.24	179,647	0.25

Total other assets	1,911,763	2.95	3,125,685	4.43

Total assets	$64,952,574	100.00	$70,542,822	100.00

	December 31, 2002		December 31, 2001

LIABILITIES & SHAREHOLDERS' EQUITY	NT$	%	NT$	%

Current liabilities
Short-term debt	$696,176	1.07	$—	—
Current portion of debentures	6,563,788	10.11	—	—
Current portion of long-term debt	2,157,640	3.32	2,877,581	4.08
Current portion of capital lease obligations	625,858	0.96	321,934	0.46
Notes payable and Accounts payable	1,371,672	2.11	1,087,606	1.54
Payable to related parties	229,992	0.35	180,661	0.26
Income tax payable	300,783	0.46	358,076	0.51
Accrued expenses	1,726,498	2.66	1,827,718	2.59
Payable to equipment suppliers	1,554,574	2.40	1,010,363	1.43
Other current liabilities	57,004	0.09	208,216	0.30

Total current liabilities	15,283,985	23.53	7,872,155	11.17

Long-term liabilities
Long-term debt, less current portion	6,070,139	9.34	5,241,404	7.43
Lease obligation, less current portion	980,525	1.51	1,615,628	2.29
Debentures, less current portion	12,288,062	18.92	12,651,276	17.93

Total long-term liabilities	19,338,726	29.77	19,508,308	27.65

Other liabilities
Accrued pension cost	115,420	0.18	22,704	0.03
Refundable deposits-in	149	—	88	—

Total other liabilities	115,569	0.18	22,792	0.03

Total liabilities	34,738,280	53.48	27,403,255	38.85

Shareholders’ equity
Common shares	36,912,769	56.83	33,593,426	47.62
Capital reserve	2,630,977	4.05	5,966,324	8.46
Legal reserve	1,708,690	2.63	1,707,054	2.42
Special reserve	378,657	0.58	1,425	—
Retained earnings	(9,469,175)	(14.58)	2,249,995	3.19
Unrealized losses on long-term investment	(979,081)	(1.51)	(647,618)	(0.92)
Cumulative translation adjustments	219,893	0.35	268,961	0.38
Treasury stock	(1,188,436)	(1.83)	—	—

Total shareholders’ equity	30,214,294	46.52	43,139,567	61.15

Total liabilities and shareholders’ equity	$64,952,574	100.00	$70,542,822	100.00

Note * 2002 year financial results need to be audited by CPA and subject to approval of Macronix Board of directors.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF INCOME
For the years ended December 31, 2002 and 2001
(Amounts in thousand New Taiwan Dollars except per share)

	For the years ended		For the years ended
	December 31, 2002		December 31, 2001

Description	NT$	%	NT$	%

Net sales	16,075,155	100.00	21,360,721	100.00

Cost of Sales	(16,952,581)	(105.46)	(11,564,460)	(54.14)

Gross profit	(877,426)	(5.46)	9,796,261	45.86

Operating expenses
Selling expenses	(637,916)	(3.97)	(508,996)	(2.38)
Administrative expenses	(1,251,576)	(7.78)	(1,204,158)	(5.64)
Research and development expenses	(3,804,237)	(23.67)	(3,821,234)	(17.89)

Total operating expenses	(5,693,729)	(35.42)	(5,534,388)	(25.91)

Operating income	(6,461,524)	(40.19)	4,256,486	19.93

Net Non-operation Loss	(4,895,139)	(30.45)	(4,205,966)	(19.69)

Income before taxes	(11,356,663)	(70.64)	50,520	0.24

Income tax (expense) benefit	—	—	(917,000)	(4.29)

Net income	$(11,356,663)	(70.64)	$(866,480)	(4.05)

Earnings per share (in New Taiwan Dollars)
Net income per common share	$(3.10)		$(0.23)

Note * 2002 year financial results need to be audited by CPA and subject to approval of Macronix Board of directors.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2002 and 2001
(Amounts in thousand New Taiwan Dollars)

	For the years ended	For the years ended
	December 31, 2002	December 31, 2001

Cash flows from operating activities:
Net income	$(11,356,663)	$(866,480)
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation	8,097,740	7,435,120
Bad debt expense (Reversal)	16,144	(45,379)
Inventory loss provision	2,923,861	2,559,855
Receive cash dividend	14,485	—
Net loss from equity investment	1,206,918	633,218
Write off on long-term investment	—	321,553
Gain on disposal of short-term investment	(5,228)	(26,202)
Amortization	633,578	561,552
Deferred income taxes	—	858,121
Gain on disposal of property, plant, and equipment	(3,070)	(14,022)
Accrued pension cost	92,716	5,885
Notes receivable	(27,149)	147,297
Accounts receivable	(305,930)	2,436,485
Receivables from related parties	88,432	354,986
Inventories	(822,497)	(4,605,160)
Other current assets	186,952	127,660
Prepaid expenses	36,330	(156,579)
Accounts payable	284,066	(486,722)
Payables to related parties	49,331	(200,720)
Accrued expenses	(101,220)	93,314
Income taxes payable	(57,293)	(255,748)
Other current liabilities	(151,212)	(20,720)
Increase in reserve for redemption of convertible bonds	184,993	561,649

Net cash provided by operating activities	985,284	9,418,963

Cash flows from investing activities:
Decrease (increase) in restricted investments	(1,539,647)	(1,539,801)
Decrease (increase) in short-term investments	5,228	26,202
Additions to long-term equity investments	(1,158,206)	(2,543,641)
Purchase of property, plant, and equipment	(8,424,748)	(8,648,881)
Proceeds from disposal of property, plant, and equipment	6,023	92,445
Decrease (increase) in refundable deposits	(19,234)	5,795
Additions to intangible assets	(436,034)	(631,522)
Increase in other receivables	21,917	(33,536)

Net cash used in investing activities	(11,544,701)	(13,272,939)

Cash flows from financing activities:
Increase (decrease) in short-term debts	696,176	(924,680)
Increase in refundable deposits-in	61	—
Remunerations for directors and supervisors	—	(190,148)
Increase (decrease) in tresury stock	(1,046,071)	—
Net decrease in long-term debts	108,794	(2,451,401)
Increase (decrease) in capital lease obligations	(331,179)	1,918,394
Increase in debentures	6,015,581	3,346,784

Net cash provided by financing activities	5,443,362	1,698,949

Net increase (decrease) in cash and cash equivalents	(5,116,055)	(2,155,027)
Cash and cash equivalents at the beginning of period	12,295,159	14,450,186

Cash and cash equivalents at the end of period	$7,179,104	$12,295,159

Note * 2002 year financial results need to be audited by CPA and subject to approval of Macronix Board of directors.

Macronix International Co., Ltd.
九十一年第四季法人說明會

2002 Q4 Investor Conference

27 January 2003

Integrated Solutions Provider

Macronix International Co., Ltd. ^^^^^^^^^?^^ Integrated Solutions Provider 2002 Q4 Investor Conference 27 January 2003

Safe Harbor Statement These presentations and discussions contain certain forward-looking statements with respect to the results of operation, financial condition and current expectation. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Information as to those risk factors that could cause actual results to differ materially from those indicated by MXIC's forward-looking statements can be found in MXIC's Annual Report on Form 20F filed with the United States Securities and Exchange Commission on June 28, 2002

Agenda Welcome Miin Wu 4Q'02 Financial Results Paul Yeh Business Update Tom Yiu Remark Miin Wu

Agenda Welcome Miin Wu 4Q'02 Financial Results Paul Yeh Business Update Tom Yiu Remark Miin Wu

Financial Result-Income Statement

NT$M : except EPS

	2002/Q4	2002/Q3	2001/Q4	Change QoQ	Change YoY
				Increase(Decrease)%	
Net Sales Revenue	4,673	4,664	4,324	0%	8%
Gross Profit	(304)	(37)	1,024	722%	
Gross Margin%	(7%)	(1%)	24%		
Operating Expenses	(1,490)	(1,488)	(1,388)	0%	7%
Operating Income(Loss)	(1,794)	(1,525)	(364)	18%	393%
Net Non-Operating Loss	(230)	(624)	(2,513)	(63%)	(91%)
Income(Loss) Before Taxes	(2,024)	(2,149)	(2,877)	(6%)	(30%)
Income Taxes	0	0	(457)		
Net Income (Loss)	(2,024)	(2,149)	(3,334)	(6%)	(39%)
EPS(NT$)	(0.55)	(0.59)	(0.99)		

Integrated Solutions Provider

MXIC

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NT$M : except EPS Financial Result-Income Statement

Financial Result-Income Statement

NT$M : except EPS	2002	2001	Change YoY Increase (Decrease)%
Net Sales Revenue	16,075	21,361	(25%)
Gross Profit	(768)	9,791	-
Gross Margin%	(5%)	46%	
Operating Expenses	(5,694)	(5,534)	3%
Operating Income(Loss)	(6,462)	4,256	-
Net Non-Operating Loss	(4,896)	(4,206)	16%
Income(Loss) Before Taxes	(11,357)	51	-
Income Taxes	0	(917)	
Net Income (Loss)	(11,357)	(866)	1,211%
EPS(NT$)	(3.10)	(0.23)	

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NT$M : except EPS Financial Result-Income Statement

Sales Breakdown by Product

NT$M
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002Q1
2002Q2
2002Q3
2002Q4
17%
13%
50%
6%
12%
28%
16%
44%
4%
7%
26%
14%
51%
4%
5%
34%
15%
45%
3%
3%

	Change QoQ
FLASH	31%
M.M.	7%
MROM	-12%
EPROM	-29%
SOC	-38%

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MXIC

OTHER SOC EPROM MROM M.M. FLASH 2002Q1 46.453 339.323 166.4 1429.3 356.7 494.1 2002Q2 57.6 281 142 1703 643 1080 2002Q3 33.9 236 169 2361 662 1205 2002Q4 38.359 146.97 118.546 2082.524 708.019 1578.63 7% 16% 28% 44% 4% 5% 14% 26% 4% 51% 12% 13% 17% 6% 50% Sales Breakdown by Product NT$M 3% 3% 15% 34% 45%

Sales Breakdown by Product

NT$M
20,000
15,000
10,000
5,000
0
7%
14%
58%
5%
15%
15%
27%
47%
4%
6%
2001
2002

	Change YoY
M.M.	51%
FLASH	43%
MROM	-38%
EPROM	-39%
SOC	-69%

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OTHER SOC EPROM MROM FLASH M.M. 2001 257 3205 971 12307 3055 1566 2002 176 1004 593 7575 4357 2370 15% 7% 14% 58% 5% 6% 15% 27% 4% 47% Sales Breakdown by Product NT$M

Quantity Breakdown by Product

Unit : Million EA
100
90
80
70
60
50
40
30
20
10
0
25%
10%
48%
13%
4%
31%
13%
40%
9%
7%
26%
13%
50%
9%
3%
36%
15%
41%
7%
2%
2002Q1
2002Q2
2002Q3
2002Q4

	Change QoQ
FLASH	36%
M.M.	14%
MROM	-20%
EPROM	-24%
SOC	-40%

Excluding wafer-based QTY in SOC&M.M.

Integrated Solutions Provider
MXIC
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SOC EPROM MROM M.M. FLASH 2002Q1 2.802 6.4954 24.592182 4.9755 12.8461 2002Q2 5.860123 7.36 31.611142 10.088068 24.127 2002Q3 2.725 8.294 45.523 11.563 23.343 2002Q4 1.642 6.284 36.402 13.18 31.772 Quantity Breakdown by Product Unit : Million EA Excluding wafer-based QTY in SOC&M.M. 40% 31% 13% 9% 7% 50% 26% 13% 9% 3% 10% 48% 25% 13% 4% 41% 36% 15% 7% 2%

Quantity Breakdown by Product

Unit : Million EA

350
300
250
200
150
100
50
0
18%
8%
10%
55%
9%
30%
13%
9%
44%
4%
2001
2002

	Change YoY
FLASH	107%
M.M.	90%
EPROM	17%
MROM	1%
SOC	-39%

Excluding wafer-based QTY in SOC&M.M.

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SOC MROM EPROM M.M. FLASH 2001 21 137 24 21 44 2002 13 138 28 40 92 Quantity Breakdown by Product Unit : Million EA Excluding wafer-based QTY in SOC&M.M. 8% 55% 18% 10% 9% 44% 30% 13% 9% 4%

Sales Breakdown by Customers' Origin

NT$M
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
28%
49%
9%
14%
28%
40%
9%
23%
22%
55%
5%
18%
26%
63%
3%
9%
2002Q1
2002Q2
2002Q3
2002Q4

	Change QoQ
ASIA	15%
JAPAN	14%
EUROPE	-39%
US	-51%

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US Europe Janpan Asia 2002Q1 386 265 1389 793 2002Q2 887 348 1563 1107 2002Q3 812 248 2559 1045 2002Q4 400.877759 150.354708 2923.167998 1199 Sales Breakdown by Customers' Origin NT$M 28% 23% 9% 40% 22% 55% 18% 5% 28% 14% 9% 49% Note : This chart does not reflect the actual shipment destination of Sales . 26% 63% 9% 3%

Sales Breakdown by Technology

NT$M
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002Q1
2002Q2
2002Q3
2002Q4
1%
40%
42%
17%
3%
33%
50%
14%
10%
39%
36%
15%
20%
29%
37%
14%
0.18 μm
0.25 μm
0.32 μm
>0.4 μm

Integrated Solutions Provider
MXIC
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Sales Breakdown by Technology > 0.4^m 0.32^m 0.25^m 0.18^m 2002Q1 467.6 1191.9 1134.591 38.121 2002Q2 587.3 1936.4 1277.3 104 2002Q3 704.1 1700.9 1813.5 444.9 2002Q4 625 1744.034547 1347.488557 956.5 NT$M 39% 15% 36% 10% 50% 33% 14% 3% 42% 40% 17% 1% 29% 14% 37% 20% 0.18^m 0.25^m 0.32^m >0.4^m

Sales Breakdown by Application

NT$M
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
63%
21%
16%
65%
23%
12%
73%
19%
8%
77%
14%
9%
2002Q1
2002Q2
2002Q3
2002Q4
Consumer
Computer
Communication

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Commu. Computer Consumer 2002Q1 465.3979 607.25367 1812.940096 2002Q2 491.111345 883.491217 2544.093678 2002Q3 397.34 911.571 3525 2002Q4 442 666 3771 Sales Breakdown by Application NT$M 19% 23% 21% 63% 12% 73% 16% 77% 9% 14% 8% 65% Consumer Computer Communication

8″ Equivalent Wafer Out & Utilization Rate

WF OUTPUT_ PC
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
120%
100%
80%
60%
40%
20%
0%
105%
101%
105%
105%
87%
88%
76%
70%
50%
64%
65%
57%
2000Q1 2000Q2 2000Q3 2000Q4 2001Q1 2001Q2 2001Q3 2001Q4 2002Q1 2002Q2 2002Q3 2002Q4

MXIC

Integrated Solutions Provider

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8" Equivalent Wafer Out & Utilization Rate 2000Q1 2000Q2 2000Q3 2000Q4 2001Q1 2001Q2 2001Q3 2001Q4 2002Q1 2002Q2 2002Q3 2002Q4% 1.05 1.01 1.05 1.05 0.87 0.88 0.76 0.7 0.5 0.64 0.65 0.57 wf 125360 138040 169518 188574 160919 162014 141187 129544 92453 113754 116602 101785 WF OUTPUT_ PC

Balance Sheet Highlight

NT $M

	31/12/02	30/09/02	31/12/01
Cash	7,179	9,125	12,295
Inventory(Net)	5,090	5,260	7,187
Total Assets	64,953	67,109	70,543
Long Term Liability	19,339	21,009	19,508
Total Liabilities	34,738	34,751	27,403
Equity	30,214	32,358	43,140

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MXIC

Balance Sheet Highlight

Cash Flow Highlight

NT$M

Quarterly highlight	2002/Q4	2002/Q3	QoQ
Depreciation & Amorization	2,229	2,214	1%
Capital Expenditures	(1,476)	(2,152)	(31%)

Annual highlight	2002	2001	YoY
Depreciation & Amorization	8,731	7,997	9%
Capital Expenditures	(8,425)	(8,649)	-3%

Integrated Solutions Provider
MXIC
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Cash Flow Highlight

For more information regarding MXIC www.macronix.com For all inquiries, suggestions, and comments ir@mxic.com.tw Integrated Solutions Provider

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: February 10, 2003	By:	/s/ Paul Yeh Name: Paul Yeh Title: Associate Vice President of Finance Center